SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                         For the Month of December 2005

                             -----------------------

                               ELBIT SYSTEMS LTD.
                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                 |X|        Form 20-F         |_|      Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

         NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

         NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                       |_|      Yes               |X|      No

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

         Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release dated December 4, 2005.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  ELBIT SYSTEMS LTD.

                                  (Registrant)

                                  By: /s/ Ilan Pacholder
                                      --------------------------------------
                                  Name:  Ilan Pacholder
                                  Title: Corporate Secretary

Dated:  December 5, 2005

                                  EXHIBIT INDEX

    EXHIBIT NO.     DESCRIPTION
    -----------     -----------

    1.              Press release dated December 4, 2005.

                                    EXHIBIT 1



[LOGO OF ELBIT SYSTEMS LTD.]

                     ELBIT SYSTEMS SIGNS (EURO)57.3 MILLION
                    HELICOPTER UPGRADE PROGRAM CONTRACT WITH
                       THE BULGARIAN MINISTRY OF DEFENSE


Haifa, Israel, December 4, 2005 - Elbit Systems Ltd. (NASDAQ: ESLT) announced today that on December 2, 2005, it signed a (euro)57.3 million (approximately $70 million) contract for a helicopter upgrade program with the Bulgarian Ministry of Defense. The entry into force of this contract is subject to several standard matters that are anticipated to be completed shortly. This program was the subject of previous announcements by Elbit Systems on December 21, 2004 and March 10, 2005.

The program includes upgrading 12 MI-24 combat helicopters and 6 MI-17 transport helicopters, to comply with NATO standards. The program is expected to be performed over a three-year period. It will be executed with the participation of Bulgarian aerospace and defense industries.

Elbit Systems has extensive experience in the area of helicopter upgrades and has performed numerous major helicopter upgrades of both western and eastern origin platforms. The Company's advanced avionics are currently operational onboard thousands of helicopter platforms in the fleets of the Israeli Air Force, the United States Air Force and other defense and civilian helicopter operators worldwide. This includes recent contracts to upgrade helicopters of various Central European Air Forces, resulting in compliance with NATO standards.

Joseph Ackerman, President and CEO of Elbit Systems said: "We are pleased to have signed our first helicopter upgrade contract in Bulgaria. I believe that our proven expertise and experience in the area of helicopter upgrades, coupled with the cooperation of our customer and Bulgarian industries, will result in a successful program for the mutual benefit of the Bulgarian Air Force and Elbit Systems and will reinforce our strong relationship with the Bulgarian Ministry of Defense."

[LOGO OF ELBIT SYSTEMS LTD.]

ABOUT ELBIT SYSTEMS
-------------------

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance ("C4ISR"), advanced electro-optic and space technologies. The company focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.

CONTACTS
--------

COMPANY CONTACT                                         IR CONTACTS
Ilan Pacholder, Corporate Secretary and VP              Ehud Helft/Kenny Green
   Finance & Capital Markets
  ELBIT SYSTEMS LTD.                                    GK INTERNATIONAL
Tel:  972-4  831-6632                                   Tel: 1-866-704-6710
Fax: 972-4  831- 6659                                   Fax: 972-3-607-4711
pacholder@elbit.co.il                                   ehud@gk-biz.com
                                                        kenny@gk-biz.com


STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION